SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                  Barnett Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    068062108
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                                 (CUSIP Number)

                                Michael J. Grebe
                             Wilmar Industries, Inc.
                                303 Harper Drive
                              Moorestown, NJ 08057

                                 with a copy to:

                             Mark A. Underberg, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 10, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  068062108                                                      2 of 8


                                  SCHEDULE 13D

(1)      NAME OF REPORTING PERSON

         Wilmar Industries, Inc.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
         (See instructions)                                              (B) [ ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS

         BK, AF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         New Jersey

                                (7)        SOLE VOTING POWER
           NUMBER OF                       0 shares
            SHARES
      BENEFICIALLY OWNED        (8)        SHARED VOTING POWER
      BY EACH REPORTING                    7,186,530 shares
            PERSON
             WITH               (9)        SOLE DISPOSITIVE POWER
                                           0 shares


                                (10)       SHARED DISPOSITIVE POWER
                                           0 shares


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,186,530 shares


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]
         (See instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         44.2%

(14)     TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D

CUSIP No. 040397101                                                       3 of 8

(1)      NAME OF REPORTING PERSON

         BW Acquisition, Inc.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
         (See instructions)                                              (B) [ ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS
         (See instructions)

         BK, AF

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         ITEMS 2(d) or 2(e)                                                  [ ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                             (7)     SOLE VOTING POWER
                                     0 shares
           NUMBER OF
            SHARES
      BENEFICIALLY OWNED     (8)     SHARED VOTING POWER
      BY EACH REPORTING              7,186,530 shares
            PERSON
             WITH            (9)     SOLE DISPOSITIVE POWER
                                     0 shares

                             (10)    SHARED DISPOSITIVE POWER
                                     0 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,186,530 shares


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]
         (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         44.2 %

(14)     TYPE OF REPORTING PERSON
         (See Instructions)

         CO

CUSIP No.  068062108                      13D                             4 of 8


Item 1.  Security and Issuer

         This Statement on Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Barnett Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 801 West Bay Street, Jacksonville, Florida 32204.

Item 2.  Identity and Background

          (a)-(c), (f) This Statement on Schedule 13D is being filed jointly by Wilmar Industries, Inc., a New Jersey corporation ("Wilmar"), and its wholly-owned subsidiary, BW Acquisition, Inc., a Delaware corporation ("Merger Sub" and, together with Wilmar, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         Wilmar is a company that distributes plumbing, electrical and hardware supplies. The directors of Wilmar are Ernest K. Jacquet, Drew Sawyer, Christopher Behrens, Jeffrey Logan, Charles Santoro, William S. Green and Michael J. Grebe. Mr. Green, Mr. Grebe and William Sanford are the executive officers of Wilmar. Mr. Jacquet and Mr. Sawyer are officers of Parthenon Capital, Inc. ("Parthenon Capital"), Mr. Behrens is a general partner of Chase Capital Partners, an affiliate of The Chase Manhattan Corporation, Mr. Logan is an associate of Chase Capital Partners and Mr. Santoro is the Managing Member of Sterling Investment Partners, L.P. Parthenon Investors, L.P., a Delaware limited partnership and an affiliate of Parthenon Capital ("Parthenon Investors"), may be deemed to control Wilmar. Parthenon Investors is a private investment vehicle formed for the purpose of investing in acquisition transactions. Parthenon Investment Advisors, L.L.C., a Delaware limited liability company ("Parthenon Advisors"), is the General Partner of Parthenon Investors. Parthenon Investment Partners, L.L.C., a Delaware limited liability company ("Partners"), is the Managing Member of Parthenon Advisors. John Rutherford, a citizen of New Zealand, and Mr. Jacquet, a citizen of the United States, are the Managing Members of Partners.

         Merger Sub was formed by Wilmar to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its incorporation and such proposed transactions. The directors of Merger Sub are Mr. Sawyer and Mr. Sanford. Mr. Sawyer and Mr. Sanford, together with James Lawrence, are the only officers of Merger Sub. Mr. Sanford is an officer of Wilmar, and Mr. Sawyer and Mr. Lawrence are officers of Parthenon Capital.

         The principal business address of each of the Reporting Persons and their respective directors and executive officers is c/o Wilmar Industries, Inc., 303 Harper Drive, Moorestown, New Jersey 08057. The principal business address of Parthenon Investors and its affiliates is c/o Parthenon Capital, Inc., 200 State Street, Boston, MA 02109.

         (d) No Reporting Person and no other person disclosed in response to
Item 2(a) has been convicted in a criminal proceeding during the last five years.

         (e) No Reporting Person and no other person disclosed in response to
Item 2(a) has been party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect of such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by the Reporting Persons. Rather, as more fully described in Item 4, Wilmar, Merger Sub, Waxman USA, Inc. (the "Stockholder") and Waxman Industries, Inc. have entered into the Stockholder Agreement and the Voting Trust Agreement (as such terms are defined in Item 4) with respect to the Merger (as such term is defined in Item 4).

         The Stockholder entered into the Stockholder Agreement and the Voting Trust Agreement to induce Wilmar and Merger Sub to enter into the Merger Agreement (as such term is defined in Item 4) and no funds were expended by any of the Reporting Persons in consideration for the Stockholder Agreement and the Voting Trust Agreement.

Item 4.  Purpose of Transaction

         On July 10, 2000, the Issuer, Wilmar and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement"), attached hereto as

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CUSIP No.  068062108                      13D                             5 of 8

Exhibit 7(a), providing for the merger of Merger Sub with and into the Issuer (the "Merger"), whereupon the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation").

         Subject to shareholder approval and satisfaction of the other conditions contained in the Merger Agreement, all shares of Common Stock issued and outstanding (other than shares of Common Stock (i) held in the Issuer's treasury, (ii) owned by Wilmar or Merger Sub or (iii) held by dissenting shareholders (such shares of dissenting shareholders not to exceed 5% of the issued and outstanding Common Stock)) would be canceled and converted into the right to receive $13.15 in cash, without interest.

         On July 10, 2000, the Stockholder, the holder of approximately 44% of the outstanding shares of Common Stock, entered into a Stockholder Agreement (the "Stockholder Agreement") and a Voting Trust Agreement (the "Voting Trust Agreement"), attached hereto as Exhibits 7(b) and 7(c), which provide, among other things, that the Stockholder (and the Voting Trustee under the Voting Trust Agreement) will vote such shares (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement and (iii) against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger (the items listed in clauses (i) - (iii) are collectively referred to herein as the "Voting Requirements").

         Completion of the Merger is subject to certain conditions, including
(i) approval of the holders of a majority of the outstanding shares of Common Stock, (ii) obtaining the requisite debt financing to complete the Merger pursuant to the commitment letters described in Item 6 and (iii) compliance with applicable regulatory requirements.

         It is anticipated that following the consummation of the Merger, (i) the Issuer will terminate its registration under the Securities Exchange Act of 1934, as amended, and (ii) the Common Stock will be delisted from the NASD National Market System.

         The description of the Merger disclosed in this Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

         Except as disclosed in this Item 4, no Reporting Person and no other person disclosed in response to Item 2(a) has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) and (b). As of July 10, 2000, no Reporting Person and, to the best knowledge of each Reporting Person, no other person disclosed in response to
Item 2(a) owned any shares of Common Stock. However, as of July 10, 2000, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock subject to the Stockholder Agreement and the Voting Trust Agreement, constituting in the aggregate approximately 44% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer in the Merger Agreement as outstanding as of July 10,
2000), under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Except as specifically set forth herein, the Reporting Persons disclaim beneficial ownership of the shares of Common Stock subject to the Stockholder Agreement and the Voting Trust Agreement.

         (c) Except as set forth in this Item 5, to the best knowledge of each Reporting Person, no Reporting Person and no other person described in Item 2 hereof has engaged in any transaction during the past 60 days in any shares of Common Stock.

         (d) No Reporting Person, to the best knowledge of each Reporting Person, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any shares of Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the Merger Agreement, the Stockholder has entered into the Stockholder Agreement and the Voting Trust Agreement, pursuant to which the Stockholder has agreed to vote all of the shares of Common Stock owned by it (the "Shares") (representing approximately 44% of the Common Stock issued and outstanding as of July 10, 2000) in accordance with the Voting Requirements. If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements in the Stockholder Agreement and the Voting Trust Agreement with respect to the Shares will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, pursuant to the Stockholder Agreement,

CUSIP No.  068062108                      13D                             6 of 8

the Stockholder has agreed to vote, and has granted Wilmar and Merger Sub, or any nominee of Wilmar and Merger Sub, a proxy (the "Proxy") to vote 1,000,000 of the Shares in accordance with the Voting Requirements. Subject to the terms and conditions of the Stockholder Agreement, the Stockholder has also agreed to: (i) refrain from soliciting or responding to certain inquiries or proposals regarding the Issuer; (ii) refrain from transferring and disposing actions. In addition to the proxy granted under the Stockholder Agreement, the Stockholder, Waxman Industries, Inc., Wilmar, Merger Sub and American Stock Transfer & Trust Company (the "Voting Trustee") have entered into the Voting Trust Agreement, pursuant to which the Stockholder delivered the remaining 6,186,530 Shares not subject to the Proxy to the Voting Trustee, and the Voting Trustee agreed to vote such Shares in accordance with the Voting Requirements.

         Financing for the Merger is expected to be provided by: (a) purchases of $95 million of preferred and common stock of Wilmar by Parthenon Investors, L.P., Chase Capital Partners, The Chase Manhattan Bank, as Trustee for First Plaza Group Trust, Sterling Investment Partners, L.P., BancBoston Capital, Inc., Svoboda, Collins L.L.C. and JMH Partners Corp., pursuant to equity commitment letters in the form attached hereto as Exhibit 7(d); (b) a credit facility of up to $300 million provided by Fleet National Bank, pursuant to a commitment letter attached hereto as Exhibit 7(e); and (d) purchases of $90 million of senior subordinated notes and warrants by Fleet Corporate Finance, Inc., pursuant to a commitment letter attached hereto as Exhibit 7(f).

         Other than the matters disclosed in response to Items 3, 4 and 5 and this Item 6, no Reporting Person and no other person disclosed in response to
Item 2(a) is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Materials to Be Filed as Exhibits


Exhibit 7(a) Agreement and Plan of Merger, dated as of July 10, 2000, by and among Wilmar Industries, Inc., BW Acquisition, Inc. and Barnett Inc.

Exhibit 7(b) Stockholder Agreement, dated as of July 10, 2000, by and among Waxman Industries, Inc., Waxman USA, Inc., Wilmar Industries, Inc. and BW Acquisition, Inc.

Exhibit 7(c) Voting Trust Agreement, dated as of July 10, 2000, by and among Waxman Industries, Inc., Waxman USA, Inc., Wilmar Industries, Inc., BW Acquisition Inc., American Stock Transfer & Trust Company and Barnett Inc.

Exhibit 7(d) Form of Equity Commitment Letter, dated July 7, 2000, to Wilmar Industries, Inc.

Exhibit 7(e) Commitment Letter, dated July 7, 2000, from FleetBoston Robertson Stephens Inc. and Fleet National Bank to Parthenon Investors, L.P. and Wilmar Industries, Inc.

Exhibit 7(f) Commitment Letter, dated July 7, 2000, from Fleet Corporate Finance, Inc. to Wilmar Industries, Inc.

Exhibit 7(g)      Joint Filing Agreement of the Reporting Parties, dated July
                  20, 2000

CUSIP No.  068062108                      13D                             7 of 8


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies as of July 20, 2000, that the information set forth in this statement is true, complete and correct.


                                       WILMAR INDUSTRIES, INC.


                                       By: /s/ Michael Grebe
                                           --------------------------
                                           Name: Michael Grebe
                                           Title: President


                                       BW ACQUISITION, INC.


                                       By: /s/ William Sanford
                                           --------------------------
                                           Name: William Sanford
                                           Title: Vice President

CUSIP No.  068062108                      13D                             8 of 8


                                  EXHIBIT INDEX


Exhibit 7(a) Agreement and Plan of Merger, dated as of July 10, 2000, by and among Wilmar Industries, Inc., BW Acquisition, Inc. and Barnett Inc.

Exhibit 7(b) Stockholder Agreement, dated as of July 10, 2000, by and among Waxman Industries, Inc., Waxman USA, Inc., Wilmar Industries, Inc. and BW Acquisition, Inc.

Exhibit 7(c) Voting Trust Agreement, dated as of July 10, 2000, by and among Waxman Industries, Inc., Waxman USA, Inc., Wilmar Industries, Inc., BW Acquisition Inc., American Stock Transfer & Trust Company and Barnett Inc.

Exhibit 7(d) Form of Equity Commitment Letter, dated July 7, 2000, to Wilmar Industries, Inc.

Exhibit 7(e) Commitment Letter, dated July 7, 2000, from FleetBoston Robertson Stephens Inc. and Fleet National Bank to Parthenon Investors, L.P. and Wilmar Industries, Inc.

Exhibit 7(f) Commitment Letter, dated July 7, 2000, from Fleet Corporate Finance, Inc. to Wilmar Industries, Inc.

Exhibit 7(g)      Joint Filing Agreement of the Reporting Parties, dated
                  July 20, 2000